Form 10-K405, Exhibit 13
period 1995-12-31
MOORE PRODUCTS CO
filed 1996-03-28
CIK 67975

MOORE PRODUCTS CO.

                                      1995

                                 Annual Report

Moore Products Co. is a global leader in providing manufacturers with innovative solutions to process measurement and control challenges. The Company's process control instruments and systems help increase plant safety and product throughput, reduce time to market, and improve product quality in industries such as chemical, pharmaceutical, paper, and power. The Company's metrology systems and dimensional measuring systems facilitate inspection and quality control in calibration laboratories and manufacturing processes for mass-produced precision parts in industries such as automotive and aeronautical. Founded in 1940 in Philadelphia, Pennsylvania, Moore Products Co. has grown into an international operation with over 1300 employees worldwide. Pictured on the front cover of this report is the Company's headquarters located in Spring House, Pennsylvania.

Report to Shareholders

CONSOLIDATED RESULTS
      Moore Products Co. reached record sales of $121,037,000 in 1995, a 20% increase over 1994. Earnings for the year were $259,000, or $.12 per share. It is reassuring to see the efforts of the last three years pay off in a return to profitability. While interim results fluctuated significantly in 1995 due to the timing of project shipments, the fourth quarter was especially strong, with record sales of $37,163,000 representing 31% of total annual sales. All operating units contributed to the higher sales and improved operating results for the year and the quarter. In 1996, we expect continued quarterly fluctuations as our business becomes increasingly project-driven.

U.S.A. OPERATIONS
      Products introduced over the last five years continue to fuel our growth. Comparing 1995 to 1994, bookings increased by 20% and shipments increased by 16%. The APACS(R) process control system, field transmitters, and automatic gaging systems for dimensional measurement experienced significant growth in 1995.

      We continued to focus our development and marketing activities by product lines. While there is significant synergy and activity across our product lines, organization by product line rather than by function has improved our operations and our priority-setting techniques. In 1995, this concept was expanded to our manufacturing operations. Many new focused work cells have been created, and significant investment has been made in high-speed equipment to improve product quality and yield, and reduce overall product costs.

      Our growth and ongoing need for new equipment will require financing in excess of earnings. In December 1995, the Company pension fund invested $8,000,000 in the common stock of the Company to help fund this capital need.

INTERNATIONAL OPERATIONS
      Canada continued to show impressive gains in both bookings and shipments in 1995. Compared to 1994, bookings were up almost 30%, while shipments were up over 35%.

      In 1995, our U.K. subsidiary continued to experience solid sales growth. Bookings for 1995 increased over 50% compared to 1994, while shipments increased by 18%.

      Over the last two years, we have reduced our direct operating costs on the European continent while establishing new agent/distributor agreements throughout the area. Consolidation in our industry has presented opportunities to improve our European presence with the addition of several well-established, industry-knowledgeable distributors.

      In June 1995, we purchased Vernon Gauging Systems Ltd. in the U.K. Operating under the name Moore-Vernon, this organization contributes products, market presence and international expertise to the Company that complement our existing dimensional measurement business. Moore-Vernon not only serves our traditional automotive market, but also serves the aeronautical market. In addition, Moore-Vernon satisfies a strategic need for a stronger international presence consistent with the increased globalization of our major customers.

      Our Asia-Pacific business continues to increase, with the People's Republic of China as a focal point. We are establishing service centers in China to better serve our installed base and to help generate new business. Sales to the People's Republic of China are achieved by direct contact with end users through our agents and through engineering firms involved in projects for China. The People's Republic of China is supported through our Hong Kong and Singapore offices. The Singapore office is also expanding our ties to other countries in the Asia-Pacific area, and we will be enhancing our engineering services capability in Singapore to better serve this region.

      We expect Brazil to be a growth area for process measurement and control. Therefore, in May 1995, we started operations in Brazil with a joint venture. The Brazilian joint venture will manufacture transmitters for the South American market, as well as providing sales and service for the Company's full product line.

PRODUCTS
      The Company's current success justifies the level of research and development expense incurred over the last few years. Expenditures for R&D in 1995 continued at the same dollar level as the previous year. This R&D expenditure resulted in several new products and product enhancements which were introduced at our industry's major trade show in New Orleans in the autumn of 1995.

      Heading the list of product introductions was our QUADLOG(TM) safety system. This product has as its foundation our very successful APACS process control system. QUADLOG is designed to meet the standards of TUV, the globally recognized safety system evaluation organization.

      Our transmitter line was expanded with a unique transmitter designed specifically for the paper industry. A new software package was introduced for our VIEWPAC(TM) recorder that allows the storage and manipulation of data received from this digital device.

      Moore Products Co. has always had a leading market position in valve positioners. This market position should be maintained with the latest additions to the valve positioner line for both pneumatic and electrically operated positioners, which will be in production in 1996. This new valve positioner line also forms the base product for an all-digital valve positioner.

OUTLOOK
      The core of our business is to provide customers with complete measurement and control solutions. These solutions are based on our state-of-the-art products combined with comprehensive customer support. It is this commitment that has fueled our growth and made us profitable in 1995.

      As we examine our long-range plan, we recognize the need for a larger installed base and significant growth. To help reach our goals, the Company is fortunate to have very talented and dedicated employees and a sound financial base. We are committed to making the necessary investment in people, operations and new markets to ensure our long-term success.

                                            W.B. MOORE

                                            W.B. Moore, President
                                            and Chief Executive Officer
                                            March 1996

Management's Discussion and Analysis

RESULTS OF OPERATIONS

      Comparing 1995 to 1994, the Company experienced a $1,348,000 improvement in earnings. This was due primarily to higher sales and increased gross margin. Net sales increased 20% as a result of the higher volume of products shipped. The APACS system contributed to much of the increase in shipments. Gage and XTC(R) transmitter products also experienced significant increases in sales activity. Economic conditions in the Company's traditional process control markets continued to be strong in 1995. The Company is also benefiting from a broader range of customers and worldwide market opportunities.

      The 24% increase in gross profit from 1994 was a result of the higher sales volume and the continuing improvement in capacity utilization by manufacturing facilities.

      Selling, research, administrative and general expenses increased 20% from 1994. This was attributable mostly to higher sales and marketing costs related to the increased sales volume. The significant growth in business activity over the past two years has also caused the Company to increase customer and product support costs across a broad range of activities. Payrolls and payroll-related expenses comprise the largest share of these costs, reflecting the increased employment levels required to support these activities. Research and development costs of $8.1 million were comparable to 1994 in absolute dollars but lower as a percentage of sales due to the increase in sales revenue.

      In 1995, income taxes were higher than U.S. federal statutory rates. This was due mostly to certain nondeductible expenses for federal tax purposes that create permanent differences between pretax income as determined for financial reporting and federal tax regulations. Accumulated tax benefits for losses incurred by certain subsidiaries in tax jurisdictions outside the United States have been recognized but fully reserved for financial reporting purposes because the realization of such benefits is not presently considered likely.

      Comparing 1994 to 1993, the Company experienced a $3,267,000 reduction in net loss. This was due primarily to increased shipments, improved manufacturing efficiencies, and control of selling, research, administrative and general expenses. Net sales increased 14% as a result of the higher volume of products shipped. The Company's systems products and custom gaging products were the major contributors to this higher level of sales activity. Improved economic conditions in the Company's traditional process control markets were the most significant influences in this upward trend. The Company also realized sales opportunities from new industrial customers and geographic areas as market acceptance of the APACS System product continued to spread.

      The 23% increase in gross profit from 1993 was a result of the higher sales volume and a corresponding improvement in capacity utilization by manufacturing facilities.

      Selling, research, administrative and general expenses increased 6% from 1993, following several years of reductions in these costs. Higher marketing and sales support costs, related to the increased sales volume, were the major contributors to this increase. Research and development costs, while lower in 1994, continued at relatively high levels of over 8% of sales. In 1994, engineering resources were shifted to marketing and customer support activities and enhancements to the major product introductions of recent years.

      The nontraditional relationship of income taxes to the pretax losses for 1994 is due to mixed operating results in various countries. Statutory tax rates have been applied to pretax income in the United States; however, tax benefits for losses incurred by certain subsidiaries in tax jurisdictions outside the United States have been recognized, but fully reserved for financial reporting purposes because the realization of such benefits is not presently considered likely.

FINANCIAL CONDITION, LIQUIDITY
AND CAPITAL RESOURCES

      In support of the higher sales activity, working capital requirements have increased. The growth of trade accounts receivable and inventories has been especially significant. During 1995, these requirements were funded primarily from short-term bank lines of credit and the sale of 500,000 shares of restricted common stock to the Moore Products Co. Pension Plan. This transaction provided $8 million in new equity financing. Also, during 1995, the bank revolving line of credit was expanded to $12 million. It is anticipated that short-term cash requirements for the next year will be met from operations and established credit facilities. In contemplation of expected growth in business activity, the Company is investigating a variety of longer-term financing alternatives to fund required investment in capital equipment, ongoing product development and new channels of distribution.

Report of Independent Auditors

THE BOARD OF DIRECTORS AND STOCKHOLDERS OF MOORE PRODUCTS CO.

          We have audited the accompanying consolidated balance sheets of Moore Products Co. as of December 31, 1995 and 1994, and the related consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Moore Products Co. at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

          As discussed in Note D to the financial statements, in 1993, the Company changed its method of accounting for income taxes.

                                                        ERNST & YOUNG LLP


Philadelphia, Pennsylvania
February 2, 1996

Consolidated Balance Sheets


                                                                                             December 31
                                                                                       1995              1994
                                                                                       ----              -----
ASSETS
CURRENT ASSETS
  Cash..........................................................................   $ 1,103,000        $   569,000
  Trade accounts receivable.....................................................    30,701,000         19,469,000
  Inventories:
    Completed instruments.......................................................     4,373,000          3,290,000
    Finished parts..............................................................    11,021,000          9,252,000
    Work in process.............................................................     4,114,000          2,984,000
    Raw materials...............................................................       915,000            600,000
                                                                                   -----------        -----------
                                                                                    20,423,000         16,126,000

  Prepaid expenses and recoverable income taxes.................................     3,117,000          2,605,000
                                                                                   -----------        -----------
          TOTAL CURRENT ASSETS..................................................    55,344,000         38,769,000

PROPERTY, PLANT AND EQUIPMENT
  Land..........................................................................       939,000            935,000
  Buildings.....................................................................    13,783,000         13,715,000
  Machinery and equipment.......................................................    40,791,000         38,246,000
  Less: Accumulated depreciation................................................  ( 38,627,000)      ( 36,311,000)
                                                                                   -----------        -----------
                                                                                    16,886,000         16,585,000

OTHER ASSETS
  Prepaid pension costs.........................................................     5,963,000          4,796,000
                                                                                   -----------        -----------
                                                                                   $78,193,000        $60,150,000
                                                                                   ===========        ===========



      LIABILITIES AND STOCKHOLDERS' EQUITY
                                                                                            December 31
                                                                                       1995              1994
                                                                                       ----              ----
CURRENT LIABILITIES
  Notes payable to bank.........................................................   $ 4,306,000        $        --
  Accounts payable..............................................................    11,032,000          5,644,000
  Accrued compensation..........................................................     2,306,000          1,759,000
  Advances from customers.......................................................     2,566,000          2,126,000
                                                                                   -----------        -----------
          TOTAL CURRENT LIABILITIES.............................................    20,210,000          9,529,000

OTHER LIABILITIES
  Postretirement medical benefits and deferred taxes............................     5,000,000          5,958,000

STOCKHOLDERS' EQUITY
  Preferred Stock, 5% cumulative, voting and convertible, par value $1 per share:
      Authorized - 325,000 shares
      Issued and outstanding - 175,950 shares...................................       176,000            176,000
  Common Stock, par value $1 per share:
      Authorized - 3,750,000 shares
      Issued and outstanding - 2,583,092 shares and 2,083,092 shares............     2,583,000          2,083,000
  Capital in excess of par value................................................    10,843,000          3,343,000
  Retained earnings.............................................................    40,922,000         40,663,000
  Foreign currency translation adjustments......................................  (  1,541,000)      (  1,602,000)
                                                                                   -----------        -----------
          TOTAL STOCKHOLDERS' EQUITY............................................    52,983,000         44,663,000
                                                                                   -----------        -----------
                                                                                   $78,193,000        $60,150,000
                                                                                   ===========        ===========

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations



                                                                                 Year Ended December 31

                                                                    1995              1994              1993
                                                                    ----              ----              ----
NET SALES....................................................   $121,037,000      $100,680,000       $88,059,000
Cost of products sold........................................     63,282,000        54,002,000        49,962,000
                                                                ------------      ------------       -----------
      GROSS PROFIT...........................................     57,755,000        46,678,000        38,097,000

Selling, research, administrative and general expenses.......     56,950,000        47,326,000        44,732,000
                                                                ------------      ------------       -----------
      INCOME (LOSS) FROM OPERATIONS..........................        805,000     (     648,000)      ( 6,635,000)

Other income.................................................        242,000           206,000           177,000
Interest expense.............................................  (     438,000)    (      37,000)      (    20,000)
Net gain from early retirement settlements...................             --                --           580,000
                                                                ------------      ------------       -----------
      INCOME (LOSS) BEFORE INCOME TAXES AND
        CUMULATIVE EFFECT OF CHANGE IN
        ACCOUNTING...........................................        609,000     (     479,000)     (  5,898,000)

Income tax provision (benefit)...............................        350,000           610,000      (  1,309,000)
                                                                ------------      ------------       -----------
      INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF
        CHANGE IN ACCOUNTING.................................        259,000     (   1,089,000)     (  4,589,000)

Cumulative effect of change in accounting....................             --                --           233,000
                                                                ------------      ------------       -----------
      NET INCOME (LOSS)......................................   $    259,000     ($  1,089,000)      ($4,356,000)
                                                                ============      ============       ===========
Earnings per share - primary:
      Income (loss) before cumulative effect of
        change in accounting.................................          $ .12            ($ .53)           ($2.20)
      Cumulative effect of change in accounting..............             --                --               .11
                                                                ------------      ------------       -----------
      Net income (loss)......................................          $ .12            ($ .53)           ($2.09)
                                                                ============      ============       ===========
Earnings per share - fully diluted:

      Net income (loss)......................................          $ .12            ($ .53)           ($2.09)
                                                                ============      ============       ===========



See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows



                                                                             Year Ended December 31
                                                                    1995              1994              1993
                                                                    ----              ----              ----
OPERATING ACTIVITIES:

Net income (loss)............................................    $   259,000      ($ 1,089,000)     ($ 4,356,000)

Noncash (income) expenses:
  Depreciation...............................................      3,347,000         3,219,000         3,353,000
  Deferred income taxes......................................         90,000            51,000      (    150,000)
  Pension and other postretirement benefits..................   (  1,221,000)     (     97,000)     (    364,000)
  Cumulative effect of change in accounting..................             --                --      (    233,000)
  Net gain from early retirement settlements.................             --                --      (    580,000)

Changes in operating assets and liabilities:
  Trade accounts receivable..................................   ( 11,232,000)     (  3,518,000)        1,072,000
  Inventories................................................   (  4,297,000)     (    863,000)        1,396,000
  Accounts payable...........................................      5,388,000         1,263,000           770,000
  Accrued compensation.......................................        547,000           789,000           392,000
  Advances from customers....................................        440,000           677,000      (    125,000)
  Prepaid expenses and income taxes..........................   (  1,506,000)        1,214,000      (    474,000)
                                                                ------------      ------------      ------------

                                                                (  8,185,000)        1,646,000           701,000

INVESTING ACTIVITY:

  Net purchase of property, plant and equipment..............   (  3,602,000)     (  3,105,000)     (  1,884,000)



FINANCING ACTIVITIES:

  Increase in notes payable to bank..........................      4,306,000                --                --
  Proceeds from issuance of common stock.....................      8,000,000                --                --
  Dividends paid.............................................             --                --      (    128,000)
                                                                ------------      ------------      ------------
                                                                  12,306,000                --      (    128,000)

Effect of exchange rate changes..............................         15,000            64,000      (    166,000)
                                                                ------------      ------------      ------------

NET INCREASE (DECREASE) IN CASH..............................        534,000      (  1,395,000)     (  1,477,000)

Cash at beginning of year....................................        569,000         1,964,000         3,441,000
                                                                ------------      ------------      ------------
CASH AT END OF YEAR..........................................    $ 1,103,000       $   569,000       $ 1,964,000
                                                                ============      ============      ============



See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

NOTE A - SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation: The consolidated financial statements include the accounts of the Company and all subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in affiliated companies which are not majority owned or controlled are accounted for using the equity method.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Sales: The Company recognizes revenue from sales of products as shipped and from services as performed.

Inventories: Inventories are stated at the lower of cost or market. Cost of domestic inventories (approximately 70% of consolidated inventories) was determined by the last-in, first-out (LIFO) method. Current cost exceeded the LIFO value of inventories by approximately $9,800,000 and $9,600,000 at December 31, 1995 and 1994, respectively. Cost of international inventories was determined by the first-in, first-out (FIFO) method.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using primarily the straight-line method.

Currency Translation: Balance sheets of the Company's international operations are translated to U.S. dollars at the current exchange rate and income statements are translated at the average exchange rate for the year; resulting translation adjustments are made directly to a separate component of stockholders' equity. Certain other transaction adjustments are reported in operations.

Research and Development: Research and development costs, which approximated $8,129,000 in 1995, $8,146,000 in 1994, and $9,467,000 in 1993, are expensed as incurred.

Income Taxes: Income taxes are accounted for under the liability method prescribed by Statement of Financial Accounting Standards ("SFAS") No. 109. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. United States income taxes have not been provided on unremitted earnings of international subsidiaries because the Company plans to continue to finance international expansion and operating requirements by reinvestment of such unremitted earnings. No material amount of income taxes would result from remittance of such earnings.

Earnings per Share: Primary earnings per share have been computed using the average number of shares of Common Stock and dilutive Common Stock equivalents (stock options) outstanding during the year and subtracting the Preferred Stock dividends, declared or current period arrearage declared, from net income. Unless antidilutive, fully diluted earnings per share have been computed based on the assumption that the Preferred Stock shares were converted as of the beginning of the year and no Preferred Stock dividends were paid. The average number of common shares used to compute primary earnings per share were: 1995 - 2,114,857; 1994 - 2,083,092; 1993 - 2,083,092. The average number of common shares used to compute fully diluted earnings per share were: 1995 - 2,198,732; 1994 - 2,083,092; 1993 - 2,083,092.

Changes in Presentation of Comparative Financial Statements: Certain reclassifications have been made in prior years' financial statements in order to conform with the current year basis of presentation.

NOTE B - CREDIT FACILITIES

In September 1995, the Company entered into a new revolving line of credit agreement totaling approximately $12 million as of December 31, 1995. Under terms of the new agreement, the lender has a security interest in trade accounts receivable and inventory. The loan agreement requires maintenance of certain restrictive financial covenants including limitation on the amount of dividends paid per year. Cash advances are made at rates tied to the bank's prime interest or LIBOR rates, which ranged from 9% to 10% as of December 31, 1995. In addition to outstanding loan balances as of December 31, 1995, the credit line supports approximately $1.3 million of outstanding letters of credit.

The Company's Canadian and United Kingdom subsidiaries have approximately $1 million in separate credit facilities that generally support periodic bonding and guarantee requirements arising out of routine trade activities.


NOTE C - STOCKHOLDERS' EQUITY

                                                                                                               Foreign
                                                                           Capital in                          Currency
                                               Preferred     Common         Excess of        Retained        Translation
                                                 Stock        Stock         Par Value        Earnings        Adjustments
                                               ---------     ------        ----------        --------        -----------
                                                                             (Thousands of dollars)

BALANCE AT JANUARY 1, 1993.................. $   176         $ 2,083         $ 3,343          $46,236        ($  1,405)

Net loss....................................      --              --              --         (  4,356)              --
Cash dividends paid:
  Preferred stock ($.0125 a share)..........      --              --              --         (      2)              --
  Common stock ($.06 a share)...............      --              --              --         (    126)              --
Foreign currency translation adjustment.....      --              --              --               --        (     279)
                                             -------         -------         -------          -------        ---------
BALANCE AT DECEMBER 31, 1993................     176           2,083           3,343           41,752        (   1,684)
Net loss....................................      --              --              --         (  1,089)              --
Foreign currency translation adjustment.....      --              --              --               --               82
                                             -------         -------         -------          -------        ---------
BALANCE AT DECEMBER 31, 1994................     176           2,083           3,343           40,663        (   1,602)
Net income..................................      --              --              --              259               --
Foreign currency translation adjustment.....      --              --              --               --               61
Issuance of restricted stock................      --             500           7,500               --               --
                                             -------         -------         -------          -------        ---------
BALANCE AT DECEMBER 31, 1995................ $   176         $ 2,583         $10,843          $40,922        ($  1,541)
                                             =======         =======         =======          =======        =========



In December 1995, the Company sold 500,000 shares of restricted common stock to the Moore Products Co. Pension Plan for $8 million. Coincident with this private placement of shares, the Company and the Pension Plan have entered into a registration rights agreement under which the Pension Plan trustee may request the Company to register the securities.

The 5% cumulative Preferred Stock is entitled to 5 votes for each share issued. In addition, the preferred shares may, at the election of the holder, be converted into common shares at a rate of 2.5 preferred shares for each common share. Subsequent to March 1, 1993, no dividends on either preferred or common shares have been declared. The Company's current loan agreement limits dividend payments to 50% of net income after having achieved positive net income for four quarters. Cumulative Preferred Stock dividends in arrears through December 31, 1995, were $24,000.

The Company has a stock option plan, effective February 7, 1994, under which options to purchase 300,000 shares of Common Stock may be granted to key employees. The Plan provides that the option price shall not be less than the fair market value of the shares on the date of grant and that no portion of the option may be exercised beyond ten years from that date. A total of 266,900 options, which were outstanding at December 31, 1995, become exercisable cumulatively over the first four or five years from the grant date. Approximately 32,300 of granted options were exercisable on December 31, 1995. Option prices range from $14.75 to $17.325 per share. Through the year ended 1995, no options have been exercised.

The Company accounts for its stock compensation arrangements utilizing the intrinsic value method under Accounting Principals Board Opinion No. 25, "Accounting for Stock Issued to Employees." It is expected that this method will continue to be used in future years.


NOTE D - INCOME TAXES



                                                                       1995             1994             1993
                                                                       ----             ----             ----
                                                                              (Thousands of dollars)
Income (loss) before income taxes and effect of change
  in accounting consisted of the following:
    United States...............................................     $   250           $ 1,099          ($ 4,010)
    Other countries.............................................         359          (  1,578)         (  1,888)
                                                                     -------           -------          --------
      Total.....................................................     $   609          ($   479)         ($ 5,898)
                                                                     =======           =======          ========
Income tax provision (benefit) consisted of the following:
    Current:
      Federal...................................................     $   154           $   426          ($ 1,204)
      State.....................................................          --               129                --
      Other countries...........................................         106                 4                45
                                                                     -------           -------          --------
                                                                         260               559          (  1,159)

    Deferred....................................................          90                51          (    150)
                                                                     -------           -------          --------
TOTAL ..........................................................     $   350           $   610          ($ 1,309)
                                                                     =======           =======          ========


The differences between the provision for income taxes and income tax (benefit) using the federal statutory rate were as follows:




                                                                      1995              1994             1993
                                                                      ----              ----             ----
                                                                               (Thousands of dollars)

Tax expense (benefit) at the federal statutory rate (34%)...........     $   207      ($   163)         ($ 2,005)
Losses in other countries for which no tax benefit is recognized....         275           548               696
Net tax benefits and credits related to other countries.............    (    291)           --                --
State income tax, net of federal tax benefit........................    (     63)            4                54
Permanent differences...............................................         117           117          (     54)
Other...............................................................         105           104                --
                                                                         -------       -------          --------
      Provision (benefit) for income taxes..........................     $   350       $   610          ($ 1,309)
                                                                         =======       =======          ========

The components of deferred tax liabilities and assets are as follows:



                                                                       1995              1994              1993
                                                                       ----              ----              ----
                                                                                 (Thousands of dollars)
Deferred tax liabilities:
    Tax over book depreciation..................................     $ 1,704           $ 1,875           $ 1,867
    Prepaid pension costs.......................................       2,554             2,182             2,120
                                                                     -------           -------           -------
      Total deferred tax liabilities............................       4,258             4,057             3,987
  Deferred tax assets:
    Net operating loss carryforwards - federal and state........          35                --               478
    Net operating loss carryforwards - other countries..........       3,171             3,382             2,663
    Postretirement medical benefits.............................       1,045             1,097             1,122
    Inventories.................................................         807               644               765
    Vacation obligations........................................         424               351               257
    Alternative minimum tax credits.............................         480               472               207
    Accruals and reserves.......................................         531               429               131
                                                                     -------           -------           -------
      Total deferred tax assets.................................       6,493             6,375             5,623
    Valuation allowance for deferred tax assets.................       3,171             3,382             2,663
                                                                     -------           -------           -------
      Net deferred tax assets...................................       3,322             2,993             2,960
                                                                     -------           -------           -------
      Net deferred tax liabilities..............................     $   936           $ 1,064           $ 1,027
                                                                     =======           =======           =======


The Company's international subsidiaries have net operating loss carryforwards that aggregate to approximately $9.3 million for income tax purposes, including approximately $6.6 million with unlimited expiration. The balance expires in varying amounts beginning in years 1996 through 2003. For financial reporting purposes, a valuation allowance has been recognized to offset the deferred tax assets related to these carryforwards. Utilization of these net operating losses is contingent upon various international operations generating sufficient taxable income, which cannot be ascertained at this time.

In 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by SFAS No. 109, "Accounting for Income Taxes." The cumulative effect of adopting Statement 109 as of the beginning of the first quarter of 1993 was to increase net income by $233,000 or 11 cents per share.

NOTE E - EMPLOYEE RETIREMENT PLANS

The Company has pension plans that cover substantially all United States, Canadian and United Kingdom employees. These plans provide benefits based upon years of service and compensation prior to retirement. Pension costs are funded as actuarially determined and to the extent cash contributions are deductible for tax purposes.

The following is a summary of net periodic pension income:



                                                                      1995              1994              1993
                                                                      ----              ----              ----
                                                                              (Thousands of dollars)

Service cost - benefits earned during the period................     $ 2,017           $ 2,484           $ 2,109
  Interest cost on projected benefit obligation.................       3,770             3,644             3,436
  Actual return on plan assets..................................   (  23,167)         (    328)         (  7,980)
  Net amortization and deferral.................................      16,306          (  5,845)            2,061
                                                                    --------           -------           -------
    Net periodic pension income.................................   ( $ 1,074)         ($    45)         ($   374)
                                                                    ========           =======           =======



In addition to the net periodic pension income noted above, the Company recognized a pretax noncash gain of $580,000 during the first quarter of 1993, for the combined net effect of settlements, curtailments and special termination benefits in connection with a special early retirement offer to certain eligible employees in the United States.

The funded status of pension plans as of December 1 is as follows:



                                                                      1995              1994
                                                                      ----              ----
                                                                     (Thousands of dollars)

Plan assets at fair value (primarily stocks
    and U.S. Government obligations)............................     $96,212           $75,120
  Less projected benefits:
    Vested......................................................      45,396            37,241
    Accumulated, not vested.....................................         199               140
    Effects of future pay increases.............................      12,378             9,339
                                                                     -------           -------
  Plan assets over projected benefits...........................      38,239            28,400
  Adjustments:
    Unrecognized net asset......................................    (  5,899)         (  6,578)
    Unrecognized net gains......................................    ( 26,377)         ( 17,026)
                                                                     -------           -------
  Net pension asset recognized in the consolidated
    balance sheets..............................................     $ 5,963           $ 4,796
                                                                     =======           =======

Significant assumptions used in accounting for the pension plans are:




                                                                       1995             1994              1993
                                                                       ----             ----              ----

  Weighted average discount rate................................       7.25%             8.25%             7.25%
  Long-term rate of return on plan assets.......................       8.00%             8.00%             8.00%
  Rate of increase in future compensation levels................    Graded from       Graded from       Graded from
                                                                   7.44% to 2.80%   7.44% to 2.80%    7.44% to 2.80%
                                                                 at ages 21 to 60  at ages 21 to 60  at ages 21 to 60



Effective November 1, 1994, the Company also sponsors a defined contribution 401(k) plan covering substantially all United States employees under which employees may defer a portion of their salary. The Company matches 50% of deferred amounts up to a maximum of 4% of a participant's compensation. Amounts charged to expense for this plan were approximately $611,000 in 1995 and $100,000 in 1994.

NOTE F - POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company provides medical insurance benefits to early retirees in the United States until they reach age 65.

Net periodic benefit costs include the following components:



                                                                      1995              1994              1993
                                                                      ----              ----              ----
                                                                              (Thousands of dollars)

Service cost of benefits earned.................................    $     68           $    88           $   118
Interest cost on the accumulated postretirement benefit
    obligation ("APBO").........................................         141               155               198
Net amortization and deferral...................................   (      42)         (     21)               --
                                                                    --------          --------           -------
    Total net periodic benefit cost.............................    $    167           $   222           $   316
                                                                    ========          ========           =======

Summary of the unfunded APBO as of December 31 is as follows:


                                                                      1995               1994
                                                                      ----               ----
                                                                      (Thousands of dollars)
Early retirees..................................................    $    530           $   585
Fully eligible active employees.................................         341               300
Other active participants.......................................       1,132               819
                                                                    --------           -------
    Total APBO..................................................       2,003             1,704

Unrecognized net gain...........................................         740             1,095
                                                                    --------           -------
    Accrued postretirement medical benefits recognized
    in accompanying consolidated balance sheets.................    $  2,743           $ 2,799
                                                                    ========           =======


The discount rate used in determining the APBO was 7.25% at December 31, 1995 and 8.25% at December 31, 1994. The assumed health care cost trend used in measuring the APBO was 10% in 1994 and 9% in 1995, declining 1% per year to 7% by the year 1997 and thereafter. If the health care cost trend rate assumptions were increased by 1%, the net periodic postretirement benefit cost for 1995 would increase by approximately $30,000 and the APBO as of December 31, 1995, would increase by approximately $220,000.

NOTE G - SEGMENT AND GEOGRAPHIC INFORMATION

The Company, operating in one industry segment, is in the business of developing, manufacturing, and selling process control instruments and systems. In addition to the United States, the Company conducts separate operations in Canada, Europe and the Pacific Rim. A summary of operations outside of the United States is as follows:



                                                                         1995       1994         1993
                                                                         ----       ----         ----
                                                                               (Thousands of dollars)

Sales to unaffiliated customers ....................................   $ 27,045   $ 19,222    $ 15,707

Operating income (loss) ............................................        276  (   1,708)  (   2,158)

Identifiable assets - including $1,115 in 1995, $866
    in 1994, and $830 in 1993 of profits on inventories
    purchased from the parent ......................................     24,849     16,844      14,861

Total liabilities - including $11,320 in 1995, $8,179 in 1994, and
    $5,295 in 1993 of intercompany obligations to the parent .......     18,629     10,901       7,418





Operating income (loss) is total revenue less operating expenses, excluding interest and corporate expenses. Sales by the parent company to subsidiaries were $11,956,000 in 1995, $9,873,000 in 1994, and $7,374,000 in 1993. Profit
margins on intercompany sales approximate normal profit margins to unaffiliated customers.

NOTE H - QUARTERLY DATA (UNAUDITED)
(Thousands of dollars, except per share data)


                                                                              1995
                                                                          Quarter Ended

                                                     March 31       June 30      September 30         December 31
                                                     --------       -------      ------------         -----------
Net sales...................................         $ 24,513      $ 29,451        $ 29,910             $37,163
Gross profit................................           11,620        14,491          14,349              17,295
Net income (loss)...........................        (     839)          321       (     448)              1,225

Earnings (loss) per share:
  Primary...................................             (.40)          .15            (.22)                .56
  Fully diluted.............................             (.40)          .15            (.22)                .54

Stock price range:
  High......................................               16            18 1/2          18 3/4              18 3/4
  Low.......................................               13            15 1/4          16 1/2              17 3/4


                                                                              1994
                                                                          Quarter Ended

                                                     March 31        June 30      September 30      December 30
                                                     --------        -------      ------------      -----------

Net sales...................................         $ 22,845      $ 24,425        $ 24,992             $28,418
Gross profit................................           10,695        11,128          11,660              13,195
Net income (loss)...........................        (     447)    (     208)      (     583)                149

Earnings (loss) per share...................             (.22)         (.10)           (.28)                .07

Stock price range:
  High......................................              17             15 1/2          16                  17
  Low.......................................              15             13              14                  15 1/4

Selected Financial Data



                                                                  As Reported for Year Ended December 31

                                            1995             1994           1993*            1992*           1991
                                            ----             ----           ----             ----            ----
Net sales............................   $121,037,000    $100,680,000    $ 88,059,000     $ 96,409,000     $ 97,085,000

Income (loss) before
  cumulative effect of
  change in accounting...............        259,000   (   1,089,000)  (   4,589,000)   (   1,031,000)         503,000

Net income (loss)....................        259,000   (   1,089,000)  (   4,356,000)   (   2,603,000)         503,000

Total assets.........................     78,193,000      60,150,000      57,459,000       61,229,000       64,485,000

Earnings (loss) per share:
  Primary............................          $ .12          ($ .53)         ($2.09)          ($1.25)           $ .24
  Fully diluted......................            .12          (  .53)         ( 2.09)          ( 1.25)             .23

Cash dividends per
  common share.......................             --              --             .06              .34              .66




* For the years ended December 31, 1993 and 1992, loss before cumulative effect of change in accounting and net loss include special gains from early retirement settlements of $580,000 and $2,511,000, respectively. During 1993, the Company adopted provisions of SFAS No. 109, "Accounting for Income Taxes," which resulted in a cumulative noncash gain of $233,000. During 1992, the Company adopted provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This accounting change resulted in a cumulative pretax charge of $2,587,000 or $1,572,000 ($.76 per share), net of income taxes.

Shareholder Information

     The Company's Common Stock is traded on the Nasdaq National Market tier of The Nasdaq Stock Market(SM) under the symbol "MORP." Common Stockholders of record on December 31, 1995, totaled approximately 1,000 based upon information obtained from the Company's transfer agent.

      Copies of the Annual Report on Form 10-K and quarterly financial reports are available to shareholders without charge. Shareholders can receive shareholder information directly from the Company by being placed on our mailing list. If you would like to request specific information or have your name added to our mailing list, please write to the Secretary and Treasurer, Moore Products Co., Spring House, PA 19477-0900.

      If your stock certificate is lost, stolen or destroyed, or if you change your address, please call our stock transfer agent, Chemical Mellon Shareholder Services, L.L.C. in the United States at 1-800-526-0801.

      Directors

Robert B. Adams*
Vice President, Engineering
(Retired)

Edward J. Curry*
Executive Vice President and
Chief Operating Officer

F. Lawton Hindle
President (Retired)
Moore Products Co. (Canada) Inc.

James O. Moore*
General Manager
Measurement & Control Division

Thomas C. Moore
Regional Manager (Retired)

William B. Moore*
President and
Chief Executive Officer

Ralph H. Owens
Senior Vice President
(Retired)

Raymond M. Reed
President
R. Reed & Associates, Inc.

Edwin G. Rorke*
Chairman of the Board

*Member of Executive Committee

Officers

Edward J. Curry
Executive Vice President and
Chief Operating Officer

James McDonald
Vice President, Sales

William B. Moore
President and
Chief Executive Officer

Robert E. Wisniewski
Secretary and Treasurer






Principal Locations

Corporate Headquarters

Moore Products Co.
Sumneytown Pike
Spring House, PA 19477-0900
Phone: (215) 646-7400
Fax: (215) 283-6358


Pratt & Whitney Division
Plainville, CT

Wholly-Owned
Subsidiaries

AUSTRALIA
Moore Products Co.
(Australia) Pty. Ltd.
Waterloo, NSW

CANADA
Moore Products Co. (Canada) Inc.
Brampton, Ontario

FRANCE
Moore Products Co. (France) SARL
Lyon

ITALY
Moore Products Co. (Italia) S.r.l.
Milano

JAPAN
Moore Products Co. (Japan) K.K.
Tokyo

THE NETHERLANDS
Moore Products Co. B.V.
Ridderkerk

SINGAPORE
Moore Products Co (S) Pte Ltd
Singapore

UNITED KINGDOM
Moore Products Co. (U.K.) Limited
Yeovil, Somerset

Moore-Vernon
Hitchin, Hertfordshire



Jointly-Owned Subsidiaries

BRAZIL
T & M Controles Ltda.
Rio de Janeiro

INDIA
Moore Controls Pvt. Limited
Poona

MEXICO
Moore Products de Mexico S.A. de C.V.
Mexico, D.F.


Regional Engineering Offices

BAHRAIN
Moore Products Co.
c/o BMMI Engineering Services
Manama

HONG KONG
Moore Products Co.
c/o Sun Engineering Services Ltd.
Kowloon