Form 10-K, Exhibit 13
period 1996-12-31
MOORE PRODUCTS CO
filed 1997-03-28
CIK 67975

Moore Products Company 1996 Annual Report

PAGES 2 & 3, REPORT TO SHAREHOLDERS

At the top of page 2 is a picture of William B. Moore, President and CEO, and Edward T. Hurd, Chairman of the Board.

President's Letter:

CONSOLIDATED RESULTS

Consolidated sales for Moore Products Co. reached $142 million in 1996, an 18% increase over 1995. Earnings for the year were $1,278,000 or $.49 per share. Since 1994, our growth rate has been well above our industry's growth rate. This growth can be attributed to the commitment we made in the early part of this decade to maintain our level of research and development. The products that resulted from this effort have fueled our growth. Our growth outside of North America is at a higher rate, confirming the international acceptance of our current product portfolio. Earnings are constrained by our continued high level of investment in the expansion of our business.

OPERATIONS

Operational improvement was achieved by a combination of staff reduction, cost control, structural consolidations and growth. In July, we instituted an early retirement program. We maintained the resulting cost reductions throughout the remainder of the year by a combination of process changes and outsourcing of non-core activities. Under our continuous improvement program, there are many dedicated employee teams working on process and product improvements throughout the organization. These teams are an important part of our effort to keep costs in line. Certain key product lines showed significant improvement in their margins as a result of these programs. A manufacturing operation consolidation was completed by June. In addition, our higher shipment volume improved our absorption of the operating overhead.

MARKETING

A variety of manufacturing enterprises use our measurement and control products. We deliver our products to this broad base directly or through third-party integrators who have particular industry expertise. Responding to our customers' need for complete solutions, we have expanded our capabilities in target markets where we have competitive advantages. These markets include chemical, pharmaceutical, pulp & paper, oil & gas, power, automotive and aeronautical.

We are working globally to maximize the revenue from our existing customer base and provide growth within these target markets. Our systems for control on power generation span the globe, from major new control systems on existing coal-fired power plants in the U.K. to systems on new generation facilities in China. Our alliances with certain chemical companies in the U.S.A. provide opportunities to install our systems in the Asia-Pacific region and elsewhere in the world. The Company's success with pharmaceutical installations includes significant business in China. The 1995 purchase of Vernon Gage in the U.K. expanded our ability to sell dimensional measurement systems to global manufacturing companies, helping to produce a very healthy backlog of orders for these systems at year-end.

Overall, bookings for North America increased over 12% in 1996, while European bookings were up over 24%. Asia- Pacific bookings were also up significantly.

PRODUCT DEVELOPMENT

Product innovation continues to be the keystone of our success. Our QUADLOG safety system, which was introduced in 1995, is an example of our innovative application of technology to new products. This system received TUV approval in 1996. TUV is a European approval agency recognized globally for its evaluation of safety system design. This TUV approval means QUADLOG meets the highest level safety standard for programmable devices. As regulatory agencies become increasingly concerned about the safe operation of processing plants and the safe shutdown of those plants during an unexpected event, there is a growing market for safety systems. With the approval of QUADLOG for these safety applications, we have a unique competitive advantage.

In the fourth quarter, we introduced the PAC 353 Process Automation Controller. The PAC 353 provides greatly increased functionality at the same price point as the Model 352 panel-mounted controller, which has been the market leader for the past decade. We expect the PAC 353 to continue to be the price/performance leader and maintain our dominance in this market segment.

New hardware and software releases have enhanced the functionality and performance of our award-winning APACS process control system for larger system applications. APACS and PAC 353 continue to rank at the top of surveys in our industry as "best in class."

Our Model 760D smart valve positioner is an example of leveraging our resources with the resources of another company. This product, demonstrated last fall, was developed in conjunction with a major valve manufacturer. The development benefited from our expertise in valve positioners and our partner's expertise in valve operations.

OUTLOOK

Our operational plans are in place for the future. We continue to evaluate our strategic direction in light of rapid technological change in our industry and growing customer expectations. We have lead products that are considered "best in class." This is confirmed by our continued solid growth above the industry average, as well as customer surveys. Our challenge is to effectively expand our global presence. We have a strong foundation. We have improved our profitability, and we expect, with the help of our very dedicated personnel, to continue this improvement.

In June 1996, Edward T. Hurd was elected to the Company's Board of Directors. Mr. Hurd is a recently retired executive with broad experience in our industry. In September 1996, Mr. Hurd was elected Chairman of the Board of Directors. He has been an active participant on our management team and has provided excellent guidance for the improvement of our operations and strategic planning. In the following section, Mr. Hurd expands on our Company's opportunities.

William B. Moore
President and Chief Executive Officer

Chairman's Letter:

Moore Products Co. has chosen to significantly increase its strategic investments in the last few years, resulting in excellent revenue growth during this period. Our attention is now focused on maintaining this growth, while returning acceptable earnings. To achieve this, we will use the benefits of growth in operating margins, along with improved operating ratios from structural and process improvements.

The rapid advance of technology and an expanding, changing global marketplace offer opportunity to create significant new value for Moore Products Co. customers and shareholders. Changes in the vendor selection criteria from proprietary systems to integrated solutions implemented with "open" components from multiple vendors places the Company in a preferred position with a growing list of customers.

Our market-leading APACS open process control solution was recently extended to include the QUADLOG safety system. We plan to continue our extension of the APACS system into new applications. Implementation of the complete solution will be both internal, with our unique hardware and software expertise, and external, in partnership with other vendors. Our success will depend on rapid response to global market conditions. An efficient blending of internal and external resources should provide this response.

Moore Products Co. has a proud heritage, an excellent customer image, and leading industry expertise. With these qualities as the foundation, we accept the challenge to deliver market-leading automation solutions to our global customers, while providing an adequate return to our shareholders. We are in a unique position in a condensing group of global suppliers to take advantage of the massive changes and consolidations in the process automation market.

Edward T. Hurd
Chairman of the Board

PAGE 6, GLOBAL REACH

Visuals: Graphic of world map with dots depicting locations of Corporate Headquarters, principal locations and local offices, representatives and agents.

Corporate Headquarters
Moore Products Co.
Sumneytown Pike
Spring House, PA 19477-0900
Phone: (215) 646-7400
Fax: (215) 283-6358

Pratt & Whitney Division
Plainville, CT

Wholly-Owned Subsidiaries

Australia
Moore Products Co.
(Australia) Pty. Ltd.
Waterloo, NSW

Canada
Moore Products Co. (Canada) Inc.
Brampton, Ontario

France
Moore Products Co. (France) SARL
Lyon

Italy
Moore Products Co. (Italia) S.r.l.
Milan

Japan
Moore Products Co. (Japan) K.K.
Tokyo

The Netherlands
Moore Products Co. B.V.
Ridderkerk

Singapore
Moore Products Co. (S) Pte. Ltd.
Singapore

United Kingdom
Moore Products Co. (U.K.) Limited
Yeovil, Somerset

Moore Measurement Systems
Hitchin, Hertfordshire

Jointly-Owned Subsidiaries

Brazil
T & M Controles Ltda.
Rio de Janeiro

India
Moore Controls Pvt. Limited
Poona

Mexico
Moore Products de Mexico S.A. de C.V.
Mexico, D.F.

South Africa
Moore Controls S.A. (Pty) Ltd.
Midrand

Regional Engineering Offices

Bahrain
Moore Products Co. Middle East
Manama

Hong Kong
Moore Products Co.
Kowloon

PAGE 7, FINANCIALS

Table of Contents

Management's Discussion and Analysis                 8 - 9
Consolidated Statements of Operations                9
Consolidated Balance Sheets                          10
Consolidated Statements of Cash Flows                11
Notes to Consolidated Financial Statements           12 - 20
Report of Independent Auditors                       21
Directors and Officers                               21
Selected Financial Data                              22
Shareholder Information                              22


PAGE 8 & 9, MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Comparing 1996 to 1995, the Company experienced a $1,019,000 improvement in earnings. Net sales increased $21,855,000 or 18%, from $121,037,000 to $142,892,000. Increased sales of systems products contributed significantly to the higher volume of products shipped. Increased shipments outside the United States were also an element of the higher sales. Cost of products sold increased in response to the higher sales but were also affected by product mix and higher manufacturing costs. As a result, gross profit margins declined from 45% in 1995 to 43% in 1996.

Selling, research, administrative and general expenses increased 12% from 1995. Higher payroll and payroll-related costs were the primary reasons for this increase. During 1996, the Company strategically increased staffing levels in selected areas of the organization in anticipation of higher levels of business activity. Research and development costs increased from 1995 to 1996 but were lower as a percentage of sales due to the increase in sales revenue.

During 1996, the Company recorded two unusual items, including a gain of $2,056,000 for the combined net effects of settlements, curtailments and special termination benefits in connection with an early retirement program offered to eligible employees in the United States. The Company also recorded a special pretax charge of $1,000,000 for impairment and restructuring of an international joint venture based upon a review of operations and decisions to refocus business activities in certain South American markets.

In 1996, income taxes were higher than U.S. federal statutory rates. This was due mostly to certain nondeductible expenses for federal tax purposes that create permanent differences between pretax income as determined for financial reporting and federal tax regulations. Accumulated tax benefits for losses incurred by certain subsidiaries in tax jurisdictions outside the United States have been recognized but fully reserved for financial reporting purposes because the realization of such benefits is not presently considered likely.

Comparing 1995 to 1994, the Company experienced a $1,348,000 improvement in earnings. This was due primarily to higher sales and increased gross margin. Net sales increased 20% as a result of the higher volume of products shipped. The APACS system contributed to much of the increase in shipments. Gage and XTC transmitter products also experienced significant increases in sales activity. Economic conditions in the Company's traditional process control markets continued to be strong in 1995. The Company is also benefiting from a broader range of customers and worldwide market opportunities.

The 21% increase in gross profit from 1994 was a result of the higher sales volume and the continuing improvement in capacity utilization by manufacturing facilities.

Selling, research, administrative and general expenses increased 18% from 1994. This was attributable mostly to higher sales and marketing costs related to the increased sales volume. The significant growth in business activity over the past two years also has caused the Company to increase customer and product support costs across a broad range of activities. Payrolls and payroll-related expenses comprise the largest share of these costs, reflecting the increased employment levels required to support these activities. Research and development costs increased from 1994 to 1995 in absolute dollars but were lower as a percentage of sales due to the increase in sales revenue.

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

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Improved operating results and working capital management supplemented by limited investment in capital equipment have reduced the Company's dependence on external financing and increased cash balances by $2,963,000 compared to year ended December 31, 1995.

The Company continues to maintain bank lines of credit totaling approximately $16,000,000 in anticipation of short-term cash requirements during the year. It is expected that short-term cash requirements for the next year will be met from operations and established credit facilities.

PAGE 9, CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                           Year Ended December 31
                                                                  1996                1995                 1994

NET SALES...............................................   $   142,892,000      $  121,037,000      $   100,680,000

Cost of products sold...................................        81,521,000          66,960,000           56,081,000
                                                           ---------------          ----------           ----------

      GROSS PROFIT......................................        61,371,000          54,077,000           44,599,000

Selling, research, administrative and general expenses..        59,352,000          53,149,000           45,116,000
Interest expense........................................           466,000             438,000               37,000
Unusual items (net gain)................................  (      1,056,000)                 --                   --
Other income............................................  (        143,000)   (        119,000)    (         75,000)
                                                                   -------             -------               ------

      INCOME (LOSS) BEFORE INCOME TAXES ................         2,752,000             609,000     (        479,000)

Income tax provision....................................         1,474,000             350,000              610,000
                                                                 ---------             -------              -------

      NET INCOME (LOSS).................................   $     1,278,000      $      259,000     ($     1,089,000)
                                                               ===========         ===========          ===========
Earnings per common share - primary:

      Net income (loss).................................             $ .49               $ .12               ($ .53)
                                                                      ====                ====                 ====
Earnings per common share - fully diluted:

      Net income (loss).................................             $ .47               $ .12               ($ .53)
                                                                      ====                ====                 ====

See Notes to Consolidated Financial Statements.

PAGE 10, CONSOLIDATED BALANCE SHEETS

                                                                                            December 31
                                                                                       1996              1995
ASSETS

CURRENT ASSETS

  Cash.......................................................................      $ 4,066,000        $ 1,103,000
  Trade accounts receivable..................................................       30,541,000         30,701,000

  Inventories:

    Completed instruments....................................................        4,554,000          4,373,000
    Finished parts...........................................................       11,091,000         11,021,000
    Work in process..........................................................        4,957,000          4,114,000
    Raw materials............................................................          877,000            915,000
                                                                                       -------            -------

                                                                                    21,479,000         20,423,000

  Prepaid expenses and deferred taxes........................................        3,608,000          3,117,000
                                                                                     ---------          ---------

          TOTAL CURRENT ASSETS...............................................       59,694,000         55,344,000

PROPERTY, PLANT AND EQUIPMENT

  Land.......................................................................          970,000            939,000
  Buildings..................................................................       14,367,000         13,783,000
  Machinery and equipment....................................................       42,846,000         40,791,000
  Less: Accumulated depreciation.............................................   (   41,639,000)    (   38,627,000)
                                                                                    ----------         ----------

                                                                                    16,544,000         16,886,000

OTHER ASSETS

  Prepaid pension costs......................................................        9,809,000          5,963,000
                                                                                     ---------          ---------

                                                                                 $  86,047,000      $  78,193,000
                                                                                    ==========         ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES

  Notes payable to bank......................................................    $   4,230,000      $   4,306,000
  Accounts payable...........................................................       12,370,000         11,032,000
  Accrued compensation.......................................................        2,638,000          2,306,000
  Advances from customers....................................................        5,129,000          2,566,000
                                                                                     ---------          ---------

          TOTAL CURRENT LIABILITIES..........................................       24,367,000         20,210,000

OTHER LIABILITIES

  Postretirement medical benefits and deferred taxes.........................        7,126,000          5,000,000

STOCKHOLDERS' EQUITY

  Preferred Stock, 5% cumulative, voting and convertible, par value $1 per share:

      Authorized - 325,000 shares

      Issued and outstanding - 175,950 shares................................          176,000            176,000
  Common Stock, par value $1 per share:
      Authorized - 7,500,000 shares

      Issued and outstanding - 2,585,972 shares and 2,583,092 shares.........        2,586,000          2,583,000
  Capital in excess of par value.............................................       10,885,000         10,843,000
  Retained earnings..........................................................       42,200,000         40,922,000

Foreign currency translation adjustments.....................................   (    1,293,000)    (    1,541,000)
                                                                                     ---------          ---------

          TOTAL STOCKHOLDERS' EQUITY.........................................       54,554,000         52,983,000
                                                                                    ----------         ----------

                                                                                 $  86,047,000        $78,193,000
                                                                                    ==========        ===========


See Notes to Consolidated Financial Statements.

PAGE 11, CONSOLIDATED STATEMENTS OF CASH FLOWS




                                                                           Year Ended December 31
                                                                  1996               1995               1994

OPERATING ACTIVITIES
Net income (loss)........................................    $   1,278,000       $    259,000     ($   1,089,000)

Noncash (income) expenses:

  Depreciation...........................................        3,384,000          3,347,000          3,219,000
  Deferred income taxes..................................          146,000             90,000             51,000
  Pension and other postretirement benefits..............   (      805,000)     (   1,221,000)    (       97,000)
  Asset impairment charges...............................        1,000,000                 --                 --
  Net gain from early retirement settlements.............   (    2,056,000)                --                 --

Changes in operating assets and liabilities:

  Trade accounts receivable..............................          160,000      (  11,232,000)    (    3,518,000)
  Inventories............................................   (    1,056,000)     (   4,297,000)    (      863,000)
  Accounts payable.......................................        1,338,000          5,388,000          1,263,000
  Accrued compensation...................................          332,000            547,000            789,000
  Advances from customers................................        2,563,000            440,000            677,000
  Prepaid expenses.......................................   (      496,000)     (   1,506,000)         1,214,000
                                                                   -------          ---------          ---------

                                                                 5,788,000      (   8,185,000)         1,646,000

INVESTING ACTIVITY

  Net purchase of property, plant and equipment..........   (    2,897,000)     (   3,602,000)    (    3,105,000)



FINANCING ACTIVITIES

  (Decrease) increase in notes payable to bank...........   (       76,000)         4,306,000                 --
  Proceeds from issuance of common stock.................               --          8,000,000                 --
  Proceeds from exercise of stock options................           45,000                 --                 --
                                                                    ------       ------------          ---------

                                                            (       31,000)        12,306,000                 --

Effect of exchange rate changes..........................          103,000             15,000             64,000
                                                                   -------             ------             ------



NET INCREASE (DECREASE) IN CASH..........................        2,963,000            534,000     (    1,395,000)

Cash at beginning of year................................        1,103,000            569,000          1,964,000
                                                                 ---------            -------          ---------

CASH AT END OF YEAR......................................    $   4,066,000       $  1,103,000      $     569,000
                                                                ==========          =========         ==========


See Notes to Consolidated Financial Statements.

PAGES 12-20, NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Inventories:

Inventories are stated at the lower of cost or market. Cost of domestic inventories (approximately 71% of consolidated inventories) was determined by the last-in, first-out (LIFO) method. Current cost exceeded the LIFO value of inventories by approximately $8,800,000 and $9,800,000 at December 31, 1996 and 1995, respectively. Cost of international inventories was determined by the first-in, first-out (FIFO) method.

Property, Plant and Equipment:

Property, plant and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using primarily the straight-line method.

Currency Translation:

Balance sheets of the Company's international operations are translated to U.S. dollars at the current exchange rate, and income statements are translated at the average exchange rate for the year; resulting translation adjustments are made directly to a separate component of stockholders' equity. Certain other transaction adjustments are reported in operations.

Research and Development:

Research and development costs, which approximated $11,416,000 in 1996, $9,989,000 in 1995, and $8,593,000 in 1994, are expensed as incurred.

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

Earnings per Share:

Primary earnings per share have been computed using the average number of shares of Common Stock and dilutive Common Stock equivalents (stock options) outstanding during the year and subtracting the Preferred Stock dividends, declared or current period arrearage declared, from net income. Unless antidilutive, fully diluted earnings per share have been computed based on the assumption that the Preferred Stock shares were converted as of the beginning of the year and no Preferred Stock dividends were paid. The average number of common shares used to compute primary earnings per share were: 2,616,495 in 1996, 2,114,857 in 1995, and 2,083,092 in 1994. The average number of common shares used to compute fully diluted earnings per share were: 2,692,369 in 1996, 2,198,732 in 1995, and 2,083,092 in 1994.

Changes in Presentation of Comparative Statements:

Certain reclassifications have been made in prior years' financial statements in order to conform with the current-year basis of presentation.

NOTE B - UNUSUAL ITEMS

In 1996, the Company recorded a pretax gain of $2,056,000 ($1,300,000 and $756,000 in the second quarter and fourth quarter, respectively) for the combined net effects of settlements, curtailments and special termination benefits in connection with an early retirement program offered to eligible employees in the United States.

In the second quarter of 1996, the Company completed a review of joint venture operations in certain South American markets. As a result of this review and the decision to refocus business activities, all assets related to the joint venture with a carrying value of $1,000,000 have been written off.

NOTE C - CREDIT AGREEMENTS

At December 31, 1996, the Company had lines of credit with U.S. and non-U.S. banks of approximately $16,000,000, including a $12,400,000 combined U.S. dollar/U.K. pound sterling committed revolving credit facility with terms extending through December 31, 1997. The agreements provide the lender with a security interest in trade accounts receivable and inventory of the U.S.-based parent company. Advances are limited by formula to eligible collateral. The loan agreement requires maintenance of certain restrictive financial covenants, including a limitation on the amount of dividends paid per year. Outstanding cash advances were $3,400,000 and $4,300,000 at December 31, 1996 and 1995, respectively. Such cash advances are made at interest rates tied to the bank's prime or LIBOR. In addition to outstanding loan balances, this line of credit supported approximately $600,000 of outstanding letters of credit as of December 31, 1996.

The Company's Canadian subsidiary has a $3,600,000 credit facility subject to an annual renewal and extension on May 31, 1997. Under terms of the agreement, the lender has a security interest in certain assets of the Canadian subsidiary. The loan agreement requires maintenance of certain restrictive financial covenants. Outstanding cash advances were $800,000 at December 31, 1996, and are made at rates tied to the bank's prime interest rate. The Company's United Kingdom subsidiary has approximately $750,000 in a separate credit facility that generally supports periodic bonding and financial guarantee requirements arising out of routine trade activities.

The weighted-average interest rates on short-term borrowings outstanding as of December 31, 1996 and 1995, were 8.3% and 9.7%, respectively. Cash outlays for interest approximate interest expense in each of the years ended December 31, 1996, 1995 and 1994. The fair value of cash advances under credit agreements approximates the carrying value due to the short-term maturity of these financial instruments.

NOTE D - MINIMUM LEASE PAYMENTS

The Company leases certain plant, office space and equipment for varying periods. It is anticipated that in the normal course of business, leases will be renewed or replaced by other leases. Minimum future rental commitments under operating leases having noncancelable lease terms in excess of one year aggregate $6,900,000 at December 31, 1996, and are payable as follows:
$2,500,000 in 1997, $1,900,000 in 1998, $1,300,000 in 1999, $800,000 in 2000,
and $400,000 in 2001.

NOTE E - STOCKHOLDERS' EQUITY

                                                                                                          Foreign
                                                                            Capital In                    Currency
                                               Preferred      Common        Excess of      Retained      Translation
                                                 Stock         Stock        Par Value      Earnings      Adjustments

                                                                    (Thousands of dollars)

BALANCE AT JANUARY 1, 1994.................    $    176      $  2,083      $   3,343      $  41,752     ($   1,684)

Net loss...................................          --            --             --       (  1,089)            --
Foreign currency translation adjustment....          --            --             --             --             82
                                               --------      --------        -------      ---------     ----------
BALANCE AT DECEMBER 31, 1994...............         176         2,083          3,343         40,663     (    1,602)
Net income.................................          --            --             --            259             --
Foreign currency translation adjustment....          --            --             --             --             61
Issuance of restricted stock...............          --           500          7,500             --             --
                                               --------      --------        -------      ---------     ----------
BALANCE AT DECEMBER 31, 1995...............         176         2,583         10,843         40,922     (    1,541)
Net income.................................          --            --             --          1,278             --
Foreign currency translation adjustment....          --            --             --             --            248
Exercise of stock options..................          --             3             42             --             --
                                               --------      --------        -------      ---------     ----------
BALANCE AT DECEMBER 31, 1996...............    $    176      $  2,586        $10,885      $  42,200     (  $ 1,293)
                                               ========      ========        =======      =========     ==========

In December 1995, the Company sold 500,000 shares of restricted common stock to the Moore Products Co. Pension Plan for $8 million. Coincident with this private placement of shares, the Company and the Pension Plan have entered into a registration rights agreement under which the Pension Plan trustee may request the Company to register the securities.

The 5% cumulative Preferred Stock is entitled to 5 votes for each share issued. In addition, the preferred shares may, at the election of the holder, be converted into common shares at a rate of 2.5 preferred shares for each common share. Subsequent to March 1, 1993, no dividends on either preferred or common shares have been declared. The Company's current loan agreement limits dividend payments to 50% of net income after having achieved positive net income for four quarters. Cumulative Preferred Stock dividends in arrears through December 31, 1996, were $33,000.

NOTE F - STOCK OPTION PLAN

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. No compensation expense is recognized under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant.

The Company's 1994 Incentive Stock Option Plan has authorized the grant of options to key employees and consultants for up to 750,000 shares of the Company's common stock. Options granted generally have ten-year terms and vest and become fully exercisable at the end of five years.

Statement 123 requires pro forma disclosure of 1996 and 1995 net income and earnings per share for all stock options granted subsequent to December 31, 1994, under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rates of 6.16% to 6.22%, volatility factor of the expected market price of the Company's common stock of .271, and weighted-average expected life of the option of six years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information for options granted subsequent to December 31, 1994, follows (in thousands, except earnings per share information):

                                           1996       1995

Pro forma net income...................   $ 1,067    $    174
Pro forma earnings per share
  Primary..............................   $   .41    $    .08
  Fully diluted........................       .40         .08

A summary of the Company's stock option activity and related information for the years ended December 31 follows (in thousands, except weighted-average exercise price information):

                                          Option       Weighted-Average
                                          Shares       Exercise Price

Outstanding at December 31, 1994.......      154           $16

  Granted..............................      116            16
  Exercised............................       --            --
  Canceled.............................     (  3)           15
                                            -----

Outstanding at December 31, 1995......       267            16

  Granted..............................      140            18
  Exercised............................     (  3)           16
  Canceled.............................     (  7)           15
                                              --

Outstanding at December 31, 1996.......      397           $17
                                             ===           ===

Exercisable at December 31, 1996......        82           $16
                                             ===           ===

The weighted-average fair value of options granted during 1995 and 1996 was $6.28 and $7.58, respectively. Exercise prices for options outstanding as of December 31, 1996, ranged from $15 to $20. The weighted-average remaining contractual life of those options is 7.9 years.

NOTE G - INCOME TAXES



                                                                             1996            1995           1994

                                                                                    (Thousands of dollars)

Income (loss) before income taxes consisted of the following:

    United States .................................................         $ 2,371         $   250         $ 1,099
    Other countries ...............................................             381             359        (  1,578)
                                                                            -------         -------         -------


      Total .......................................................         $ 2,752         $   609         ($  479)
                                                                            =======         =======          =======

Income tax provision consisted of the following:
    Current:
      Federal .....................................................         $   784         $   154         $   426
      State .......................................................              50              --             129
      Other countries .............................................             494             106               4
                                                                            -------         -------         -------

                                                                              1,328             260             559

    Deferred ......................................................             146              90              51
                                                                            -------         -------         -------

TOTAL INCOME TAX EXPENSE ..........................................         $ 1,474         $   350         $   610
                                                                            =======         =======          =======



NET INCOME TAXES PAID (REFUNDS) ...................................         $   924         $   167         ($  689)
                                                                            =======         =======          =======



The differences between the provision for income taxes and income tax (benefit) using the federal statutory rate were as follows:



                                                                                       1996         1995         1994
                                                                                           (Thousands of dollars)

Tax expense (benefit) at the federal statutory rate (34%) .....................       $  936       $  207       ($ 163)
Losses in countries for which no tax benefit is recognized ....................          274          275          548
Other countries' rate differences (loss benefits) .............................           90         (291)          --
State income tax, net of federal tax benefit ..................................          100          (63)           4
Permanent differences .........................................................           74          117          117
Other .........................................................................           --          105          104
                                                                                      ------       ------       ------

  Provision for income taxes ..................................................       $1,474       $  350       $  610
                                                                                      ======       ======       ======

The components of deferred tax liabilities and assets are as follows:


                                                               1996       1995       1994
                                                              ------     ------     ------
                                                                   (Thousands of dollars)

Deferred tax liabilities:

  Tax over book depreciation ............................     $1,915     $1,704     $1,875
  Prepaid pension costs .................................      4,197      2,554      2,182
                                                              ------     ------     ------

    Total deferred tax liabilities ......................      6,112      4,258      4,057
Deferred tax assets:
  Net operating loss carryforwards - federal and state ..         --         35         --
  Net operating loss carryforwards - other countries ....      3,161      3,171      3,382
  Postretirement medical benefits .......................      1,489      1,045      1,097
  Inventories ...........................................      1,475        807        644
  Vacation obligations ..................................        460        424        351
  Alternative minimum tax credits .......................        264        480        472
  Accruals and reserves .................................      1,315        531        429
                                                              ------     ------     ------
    Total deferred tax assets ...........................      8,164      6,493      6,375
  Valuation allowance for deferred tax assets ...........    ( 3,161)   ( 3,171)   ( 3,382)
                                                              ------     ------     ------
    Net deferred tax assets .............................      5,003      3,322      2,993
                                                              ------     ------     ------
    Net deferred tax liabilities ........................     $1,109     $  936     $1,064
                                                              ======     ======     ======


The Company's international subsidiaries have net operating loss carryforwards that aggregate to approximately $9.3 million for income tax purposes, including approximately $6.8 million with unlimited expiration. The balance expires in varying amounts beginning in years 1997 through 2004. For financial reporting purposes, a valuation allowance has been recognized to offset the deferred tax assets related to these carryforwards. Utilization of these net operating losses is contingent upon various international operations generating sufficient taxable income, which cannot be ascertained at this time.

NOTE H - EMPLOYEE RETIREMENT PLANS

The Company has pension plans that cover substantially all United States, Canadian and United Kingdom employees. These plans provide benefits based upon years of service and compensation prior to retirement. Pension costs are funded as actuarially determined and to the extent cash contributions are deductible for tax purposes.

The following is a summary of net periodic pension income:


                                                       1996       1995      1994
                                                         (Thousands of dollars)

Service cost - benefits earned during the period..  $  2,626   $  2,017   $  2,484
Interest cost on projected benefit obligation ....     4,141      3,770      3,644
Actual return on plan assets .....................   (19,677)   (23,167)      (328)
Net amortization and deferral ....................    12,270     16,306     (5,845)
                                                    --------   --------   --------

  Net periodic pension income ....................  ($   640)  ($ 1,074)  ($    45)
                                                    ========   ========   ========


In addition to the net periodic pension income noted above, the Company recognized a pretax noncash gain of $3,066,000 during 1996 for the combined net effect of settlements, curtailments and special termination benefits in connection with a special early retirement offer to certain eligible employees in the United States.

The funded status of pension plans as of December 1 is as follows:

                                                    1996      1995
                                                  Thousands of Dollars

Plan assets at fair value (primarily stocks
  and U.S. Government obligations) .............  $103,724  $ 96,212
Less projected benefits:
  Vested .......................................    43,868    45,396
  Accumulated, not vested ......................       233       199
  Effects of future pay increases ..............    12,482    12,378
                                                  --------  --------

Plan assets over projected benefits ............    47,141    38,239
Adjustments:
  Unrecognized net asset ....................... (   4,256)  ( 5,899)
  Unrecognized net gains ....................... (  33,076)  (26,377)
                                                 ---------   --------
Net pension asset recognized in the consolidated
  balance sheets ...............................  $  9,809  $  5,963
                                                  ========  ========


      Significant assumptions used in accounting for the pension plans are:


                                                        1996               1995               1994

Weighted-average discount rate..................        7.25%              7.25%              8.25%
Long-term rate of return on plan assets.........        8.00%              8.00%              8.00%
Rate of increase in future compensation levels..     Graded from        Graded from         Graded from
                                                   7.44% to 2.80%      7.44% to 2.80%      7.44% to 2.80%
                                                  at ages 21 to 60    at ages 21 to 60    at ages 21 to 60

Effective November 1, 1994, the Company also sponsors a defined contribution 401(k) plan covering substantially all United States employees under which employees may defer a portion of their salary. The Company matches 50% of deferred amounts up to a maximum of 4% of a participant's compensation. Amounts charged to expense for this plan were approximately $660,000 in 1996, $611,000 in 1995, and $100,000 in 1994.

NOTE I - POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company provides medical insurance benefits to early retirees in the United States until they reach age 65.

Net periodic benefit costs include the following components:

                                               1996   1995   1994

                                              Thousands of Dollars

Service cost of benefits earned ............   $ 86   $ 68   $ 88
Interest cost on the accumulated
  postretirement benefit
  obligation ("APBO") ......................    183    141    155
Net amortization and deferral ..............  (  17)  ( 42) (  21)
                                              -----  ----    ----

    Total net periodic benefit cost ........   $252   $167   $222
                                               ====   ====   ====

In addition to the net periodic benefit cost, in 1996, the Company recognized a net curtailment loss of $1,010,000 related to a special early retirement offer to certain eligible employees in the United States.

Summary of the unfunded APBO as of December 31 is as follows:

                                                            1996      1995
                                                         Thousands of Dollars

Early retirees ........................................    $1,887    $  530
Fully eligible active employees .......................       267       341
Other active participants .............................       982     1,132
                                                           ------    ------

  Total APBO ..........................................     3,136     2,003

Unrecognized net gain .................................       610       740
                                                           ------    ------

  Accrued postretirement medical benefits recognized
  in accompanying consolidated balance sheets .........    $3,746    $2,743
                                                           ======    ======

The discount rate used in determining the APBO was 7.25% at December 31, 1996, and December 31, 1995. The assumed health care cost trend used in measuring the APBO was 9% in 1995 and 8% in 1996, declining to 7% by the year 1997 and remaining level thereafter. If the health care cost trend rate assumptions were increased by 1%, the net periodic postretirement benefit cost for 1996 would increase by approximately $37,000 and the APBO as of December 31, 1996, would increase by approximately $348,000.

NOTE J - SEGMENT AND GEOGRAPHIC INFORMATION

The Company, operating in one industry segment, is in the business of developing, manufacturing and selling process control instruments and systems. In addition to the United States, the Company conducts separate operations in Canada, Europe and the Pacific Rim. A summary of operations outside of the United States is as follows:


                                                                                 1996          1995            1994
                                                                                         Thousands of Dollars

Sales to unaffiliated customers.............................................    $37,993       $27,045         $19,222

  Operating income (loss)...................................................        661           276        (  1,708)

  Identifiable assets - including $1,474 in 1996, $1,115 in 1995, and
    $866 in 1994 of profits on inventories purchased from the parent........     25,398        24,849          16,844

  Total liabilities - including $9,909 in 1996, $11,320 in 1995, and
    $8,179 in 1994 of intercompany obligations to the parent ...............     19,020        18,629          10,901



Operating income (loss) is total revenue less operating expenses, excluding interest and corporate expenses. Sales by the parent company to subsidiaries were $16,039,000 in 1996, $11,956,000 in 1995, and $9,873,000 in 1994. Profit
margins on intercompany sales approximate normal profit margins to unaffiliated customers.

NOTE K - QUARTERLY DATA (UNAUDITED)
(Thousands of dollars, except per share data)

                                                  1996
                                              Quarter Ended

                              March 31     June 30    September 30  December 31

Net sales ..................  $35,155      $35,968      $35,983      $35,786
Gross profit ...............   15,150       14,631       15,454       16,136
Net income .................      229           59          352          638

Earnings per share:

  Primary ..................  $   .09      $   .02      $   .13      $   .24
  Fully diluted ............      .08          .02          .13          .24

Stock price range:

  High .....................       23       19 3/8       19 3/4       19 3/4
  Low ......................   16 1/4       15 1/4      17 5/16       17 1/2



                                                  1995
                                              Quarter Ended

                            March 31     June 30   September 30  December 31

Net sales ................  $ 24,513     $ 29,451    $ 29,910     $ 37,163
Gross profit .............    10,827       13,633      13,022       16,595
Net income (loss) ........      (839)         321        (448)       1,225

Earnings (loss) per share:

  Primary ................     ($.40)    $    .15       ($.22)    $    .56
  Fully diluted ..........     ( .40)         .15        (.22)         .54

Stock price range:

  High ...................        16       18 1/2      18 3/4       18 3/4
  Low ....................        13       15 1/4      16 1/2       17 3/4

PAGE 21, REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders of Moore Products Co.

     We have audited the accompanying consolidated balance sheets of Moore Products Co. as of December 31, 1996 and 1995, and the related consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Moore Products Co. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Philadelphia, Pennsylvania                              Ernst & Young LLP
January 31, 1997                                        ------------------
                                                        ERNST & YOUNG LLP
PAGE 21, SIDEBAR

Directors

Robert B. Adams*
Vice President, Engineering
(Retired)

Edward J. Curry*
Executive Vice President and
Chief Operating Officer

F. Lawton Hindle
President (Retired)
Moore Products Co. (Canada) Inc.

Edward T. Hurd*
Chairman of the Board and
Chairman, Executive Committee

James O. Moore*
Director of Corporate Technology

Thomas C. Moore
Regional Manager (Retired)

William B. Moore*
President and
Chief Executive Officer

Ralph H. Owens
Senior Vice President
(Retired)

Raymond M. Reed
President
R. Reed & Associates, Inc.

Edwin G. Rorke*
Chairman Emeritus

*Member of Executive Committee

Officers

William B. Moore
President and
Chief Executive Officer

Edward J. Curry
Executive Vice President and
Chief Operating Officer

Edward M. Coll
Vice President - General Manager
Systems Division

James McDonald
Vice President, Sales

Robert E. Wisniewski
Secretary and Treasurer

Selected Financial Data


                                                As Reported for Year Ended December 31

                                1996            1995           1994           1993             1992

Net sales ................  $ 142,892,000  $ 121,037,000  $ 100,680,000   $  88,059,000   $  96,409,000

Income (loss) before
  cumulative effect of
  change in accounting ...      1,278,000        259,000     (1,089,000)     (4,589,000)     (1,031,000)

Net income (loss) ........      1,278,000        259,000     (1,089,000)     (4,356,000)     (2,603,000)

Total assets .............     86,047,000     78,193,000     60,150,000      57,459,000      61,229,000

Earnings (loss) per share:
  Primary ................           $.49           $.12          ($.53)         ($2.09)         $(1.25)
  Fully diluted ..........            .47            .12           (.53)          (2.09)          (1.25)

Cash dividends per
  common share ...........             --             --             --             .06             .34


      See Note B in the Notes to Consolidated Financial Statements for explanation of unusual items. For the years ended December 31, 1993 and 1992, loss before cumulative effect of change in accounting and net loss include special gains from early retirement settlements of $580,000 and $2,511,000, respectively. During 1993, the Company adopted provisions of SFAS No. 109, "Accounting for Income Taxes," which resulted in a cumulative noncash gain of $233,000. During 1992, the Company adopted provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This accounting change resulted in a cumulative pretax charge of $2,587,000 or $1,572,000 ($.76 per share), net of income taxes.

Shareholder Information

The Company's Common Stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol "MORP." Common Stockholders of record on December 31, 1996, totaled approximately 960 based on information obtained from the Company's transfer agent.

Shareholders can receive general information about the Company from its Internet web site (www.mooreproducts.com). Copies of the Annual Report on Form 10-K and quarterly financial reports are available to shareholders without charge. If you would like to request specific information or have your name added to our mailing list, please write to the Secretary and Treasurer, Moore Products Co., Spring House, PA 19477-0900.

If your stock certificate is lost, stolen or destroyed, or if you change your address, please call our stock transfer agent, ChaseMellon Shareholder Services, at 1-800-526-0801.